UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Waldencast plc

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G9503X 103

(CUSIP Number)

Sijue Dai

c/o Cedarwalk Skincare Ltd.

Room 3001-3010

30F, China Resource Building

26 Harbour Road

Wanchai, Hong Kong

Tel: 011-44-208-634-7080

With copy to:

 David R. Brown, Esq.

Nixon Peabody LLP

70 West Madison, Suite 5200

Chicago, IL 60602-4378

(312) 977-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 27, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G9503X 103
1	Name of Reporting Person Cedarwalk Skincare Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0- Class A Ordinary Shares

	8	Shared Voting Power 28,237,500 Class A Ordinary Shares

	9	Sole Dispositive Power -0- Class A Ordinary Shares

	10	Shared Dispositive Power 28,237,500 Class A Ordinary Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,237,500 Class A Ordinary Shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 32.7%[1]
14	Type of Reporting Person (See Instructions) HC

1 Cedarwalk Skincare Ltd. is the holder of 32.7% of the Issuer’s Class A Ordinary Shares outstanding based upon the share information contained in the Issuer’s Form 20-F (Annual Report – Foreign Issuer) (File No. 001-40207/221130896), dated August 3, 2022 (“Issuer’s Form 20-F”). Pursuant to Issuer’s Form 20-F, as of the date thereof, there were 107,564,779 ordinary shares of Issuer outstanding, consisting of 86,460,554 Waldencast plc Class A ordinary shares and 21,104,225 Waldencast plc Class B ordinary shares.

CUSIP No. G9503X 103
1	Name of Reporting Person CWC Skincare Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0- Class A Ordinary Shares

	8	Shared Voting Power 28,237,500 Class A Ordinary Shares

	9	Sole Dispositive Power -0- Class A Ordinary Shares

	10	Shared Dispositive Power 28,237,500 Class A Ordinary Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,237,500 Class A Ordinary Shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 32.7%
14	Type of Reporting Person (See Instructions) HC

CUSIP No. G9503X 103
1	Name of Reporting Person Sijue Dai
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0- Class A Ordinary Shares

	8	Shared Voting Power 28,237,500 Class A Ordinary Shares

	9	Sole Dispositive Power -0- Class A Ordinary Shares

	10	Shared Dispositive Power 28,237,500 Class A Ordinary Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person* 28,237,500 Class A Ordinary Shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 32.7%
14	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer.

The title and class of equity securities to which this Schedule 13D (this “Schedule”) relates are 28,237,500 Class A ordinary shares, $0.0001 par value per share (the “Class A Shares”) of Waldencast plc, a public limited company incorporated under the laws of Jersey (formerly known as Waldencast Acquisition Corp., a Cayman Islands exempted company, prior to its domestication in Jersey) (the “Issuer”). The principal executive offices of the Issuer are located at 10 Bank Street, Suite 560, White Plains, NY 10606.

Please note that the Memorandum and Articles of Association of the Issuer are incorporated by reference to Exhibit 1.1 to Issuer’s Form 20-F, filed with the SEC by the Issuer on August 3, 2022.

Item 2.	Identity and Background.

(a) – (c) This Schedule 13D is filed by the following direct and indirect beneficial owners of the Class A Shares (each, a “Reporting Person”):

1. Cedarwalk Skincare Ltd., a Cayman Islands exempted company limited by shares (“Cedarwalk”)

2. CWC Skincare Ltd., a Cayman Islands exempted company limited by shares (“CWC”)

3. Sijue Dai, an individual

The principal business address of each of the Reporting Persons listed above is c/o Cedarwalk Skincare Ltd., Room 3001-3010, 30F, China Resource Building, 26 Harbour Road, Wanchai, Hong Kong.

The principal occupation of Sijue Dai is to serve as the Director of Cedarwalk (which is wholly-owned by CWC), and to serve as the Director and sole shareholder of CWC.

The principal business of both Cedarwalk and CWC is to serve as an investment holding company.

(d) – (e) None of the Reporting Persons has, during the last five (5) years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Sijue Dai is a Hong Kong citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The Class A Shares were issued to Cedarwalk as part of the merger consideration under an Agreement and Plan of Merger dated November 15, 2021 (the “Merger Agreement”), by and among the Issuer, Obagi Merger Sub, Inc., a Cayman Islands exempted company limited by shares (“Merger Sub”), and Obagi Global Holdings Ltd., a Cayman Islands exempted company limited by shares (“Obagi Global”), pursuant to which, among other things, Merger Sub merged with and into Obagi Global (then Cedarwalk’s wholly-owned subsidiary), the separate corporate existence of Merger Sub ceased and Obagi Global became the surviving company and an indirect wholly owned subsidiary of the Issuer (the “Merger”). The “Aggregate Merger Consideration,” as that term is defined in the Merger Agreement, consists of cash and the Class A Shares. A copy of the Merger Agreement is incorporated herein by reference to Exhibit 2.1 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC by the Issuer on July 1, 2022.

Item 4.	Purpose of Transaction.

Each Reporting Person acquired the Class A Shares for investment purposes in connection with the closing of the transactions contemplated by the Merger Agreement.

In connection with the closing of the transactions contemplated by the Merger Agreement, Cedarwalk entered into the following agreements to which the Issuer is also a party:

(a) Obagi China Related Party Agreements: Pursuant to the Merger Agreement, in connection with the pre-closing distribution by Obagi Holdings Company Limited, a Cayman Islands exempted company limited by shares (“Obagi Holdings”) to Obagi Global and the distribution by Obagi Global to Cedarwalk of all of the issued and outstanding shares of capital stock of Obagi Hong Kong Limited, a limited liability company incorporated under the laws of the Hong Kong Special Administrative Region (“Obagi Hong Kong”) and certain related assets pursuant to distribution agreements, the following agreements were entered into at the closing of the transactions contemplated by the Merger Agreement: (a) that certain Transition Services Agreement, dated as of July 27, 2022, by and among Obagi Cosmeceuticals LLC, a Delaware limited liability company (“Obagi Cosmeceuticals” and, together with Obagi Holdings, “Obagi Worldwide”), certain of Obagi Cosmeceuticals’ affiliates and Obagi Hong Kong, pursuant to which Obagi Cosmeceuticals and certain of its affiliates shall provide transition services to Obagi Hong Kong (the “Transition Services Agreement”), (b) that certain Intellectual Property License Agreement, dated as of July 27, 2022, by and among Obagi Worldwide and Obagi Hong Kong pursuant to which Obagi Worldwide will exclusively license intellectual property relating to the Obagi brand to Obagi Hong Kong with respect to the People’s Republic of China, inclusive of the Hong Kong Special Administrative Region, the Macau Special Administrative Region, and Taiwan (the “China Region”) (the “Intellectual Property License Agreement”), and (c) that certain Supply Agreement, dated as of July 27, 2022, by and between Obagi Cosmeceuticals and Obagi Hong Kong pursuant to which Obagi Cosmeceuticals will supply products to Obagi Hong Kong for distribution and sale in the China Region (the “Supply Agreement”). The description of the Transition Services Agreement, Intellectual Property License Agreement, and Supply Agreement (collectively, the “Obagi China Related Party Agreements”) in the section titled “BCA Proposal – Related Agreements – Related Agreements to the Obagi Merger” in Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC by the Issuer on July 1, 2022, is incorporated herein by reference.

(b) Investor Rights Agreement: At the closing of the transactions contemplated by the Merger Agreement, Cedarwalk entered into an Investors Rights Agreement dated July 27, 2022 with the Issuer and other parties (the “Investor Rights Agreement”), pursuant to which Cedarwalk will have the right to nominate one director for election or appointment to the Board of the Issuer for so long as Cedarwalk holds of record or beneficially owns common stock of Issuer equal to or exceeding 5% of the then-outstanding common stock of Issuer (the “Cedarwalk Director”). Cedarwalk nominated Sicong (Simon) Dai – the brother of Sijue Dai – as the Cedarwalk Director, to serve in the class of directors having the longest prospective term (i.e., at least three years). The description of Sicong Dai’s qualifications and background in the section entitled Management of Waldencast plc Following the Business Combination in Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 33-262692), filed with the SEC by the Issuer on July 1, 2022, is incorporated by reference herein. A copy of the Investor Rights Agreement is incorporated by reference to Exhibit 4.28 on Issuer’s Form 20-F, filed with the SEC by the Issuer on August 3, 2022.

(c) Lock-Up Agreement: At the closing of the transactions contemplated by the Merger Agreement, Cedarwalk entered into a lock-up agreement dated July 27, 2022 with the Issuer (the “Lock-Up Agreement”), pursuant to which Cedarwalk agreed not to transfer, assign or sell the Class A Shares during the lock-up period, subject to various permitted transfer scenarios enumerated therein, as follows, (I) in the case of the Class A Shares, until the earlier of (a) one year after the closing of the Merger Agreement, and (b)(i) if the last reported sale price of the Class A Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, right issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the date of the closing of the Merger Agreement or (ii) the date on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Class A ordinary shares of the Issuer for cash, securities or other property; and (II) in the event that a certain portion of the cash consideration for the Merger Agreement is paid in equity of the Issuer as a result of the occurrence of certain events set forth in the Merger Agreement, such equity of the Issuer received by Cedarwalk (the “Substitute Shares”), for the same period as clause (I) above, provided that solely for the purpose of this clause (II), the term “one-year” in clause (I)(a) is replaced with the term “six months.” A copy of the Lock-Up Agreement is filed herewith.

(d) Amended and Restated Registration Rights Agreement: At the closing of the transactions contemplated by the Merger Agreement, Cedarwalk entered into a Registration Rights Agreement dated July 27, 2022 with the Issuer and the other parties thereto (the “Amended and Restated Registration Rights Agreement”), pursuant to which the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, certain Issuer Class A ordinary shares and other equity securities of Issuer that are held by the parties thereto (including Cedarwalk) from time to time, subject to the restrictions on transfer therein. A copy of the Registration Rights Agreement is incorporated by reference to Exhibit 4.8 on Issuer’s Form 20-F, filed with the SEC by the Issuer on August 3, 2022.

(e) Conditional Consent, Waiver and Acknowledgment: In connection with the closing of the transactions contemplated by the Merger Agreement, Cedarwalk entered into a Conditional Consent, Waiver and Acknowledgment dated June 13, 2022 with the Issuer and other parties (the “Conditional Consent, Waiver and Acknowledgment”), pursuant to which the value of and cost associated with pre-closing inventory of Cedarwalk’s subsidiary, Obagi Hong Kong, was agreed to be deducted from the cash portion of the consideration payable under the Merger Agreement to Cedarwalk, subject to adjustment. Such reduction in the cash portion of the consideration payable under the Merger Agreement was not subject to a corresponding increase in the stock consideration (i.e., the Class A Shares) that were issued to Cedarwalk. A copy of the Conditional Consent, Waiver and Acknowledgment is incorporated by reference to Exhibit 10.42 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 33-262692), filed with the SEC by the Issuer on July 1, 2022.

Except for the Merger Agreement, the Obagi China Related Party Agreements, the Investor Rights Agreement, the Lock-Up Agreement, the Amended and Restated Registration Rights Agreement, the Conditional Consent, Waiver and Acknowledgment, and any other ancillary agreements entered into by the Reporting Persons in connection therewith, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

Please see Items 5, 6, 7, 8, 9, 10 and 11 of each cover sheet for each Reporting Person.

As a result of the closing of the transactions contemplated by the Merger Agreement, Cedarwalk acquired and directly owns 28,237,500 Class A ordinary shares of the Issuer. CWC, as the sole shareholder of Cedarwalk, may be deemed to be the beneficial owner of 28,237,500 Class A ordinary shares of the Issuer. Sijue Dai, as the sole shareholder of CWC and as the Director of each of Cedarwalk and CWC, may be deemed to be the beneficial owner of 28,237,500 Class A ordinary shares of the Issuer. Cedarwalk’s 28,237,500 Class A Ordinary Shares represent beneficial ownership of 32.7% of the Issuer’s Class A ordinary shares.2

(a)	See the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

(b)	See the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

(c)	Other than as disclosed above, there have been no reportable transactions with respect to the shares of the Issuer within the last 60 days by the Reporting Persons other than as described in this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

2 Cedarwalk Skincare Ltd. is the holder of 32.7% of the Issuer’s Class A Ordinary Shares outstanding pursuant to the Issuer’s Form 20F. Pursuant to Issuer’s Form 20-F, as of the date thereof, there were 107,564,779 ordinary shares of Issuer outstanding, consisting of 86,460,554 Waldencast plc Class A ordinary shares and 21,104,225 Waldencast plc Class B ordinary shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Please see the discussion in Items 3 and 4 above, concerning certain agreements entered into in connection with the Merger, which discussion is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description
1	Agreement and Plan of Merger dated November 15, 2021 (Filed as Exhibit 2.1 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 333-262692), filed with the SEC by the Issuer on July 1, 2022 and hereby incorporated by reference).
2	Investor Rights Agreement dated July 27, 2022 (Filed as Exhibit 4.28 on Issuer’s Form 20-F, filed with the SEC by the Issuer on August 3, 2022 and hereby incorporated by reference).
3	Lock-Up Agreement dated July 27, 2022, filed herewith.
4	Amended and Restated Registration Rights Agreement dated July 27, 2022 (Filed as Exhibit 4.8 on Issuer’s Form 20-F, filed with the SEC by the Issuer on August 3, 2022 and hereby incorporated by reference).
5	Conditional Consent, Waiver and Acknowledgment dated June 13, 2022 (Filed as to Exhibit 10.42 to Amendment No. 7 to the Registration Statement on Form F-4 (Reg. No. 33-262692), filed with the SEC by the Issuer on July 1, 2022 and hereby incorporated by reference).
6	Joint Filing Agreement dated August 5, 2022, filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:      August 5, 2022

/s/ Sijue Dai
Sijue Dai

CEDARWALK SKINCARE LTD.

By:	/s/ Sijue Dai
Name:	Sijue Dai
Title:	Director

CWC SKINCARE LTD.

By:	/s/ Sijue Dai
Name:	Sijue Dai
Title:	Director